THE BANK OF NEW YORK MELLON

Depositary Receipts Division

101 Barclay Street

New York, New York 10286

November 3, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:

Paul M. Dudek, Office of  International Corporate Finance, Division of

Corporation Finance

RE:

Registration Statement on Form F-6 filed with respect to common shares of Sumco Corp. (File No. 333-154908) (the

“Registration Statement”)

Ladies and Gentlemen:

The Bank of New York Mellon, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing common shares (the “Shares”) of  Sumco Corp. (the “Company”), hereby applies to withdraw the above referenced Registration Statement, together with all exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Registration Statement are as follows:

The Registration Statement was filed on October 31, 2008 and became effective immediately upon filing pursuant to Rule 466 under the Securities Act of 1933, as amended.  However, to date, no Shares have been accepted for deposit and no ADSs have been issued.  Further,  the Depositary has determined that it does not wish to establish an unsponsored ADS facility for the Shares at this time.  Accordingly, the Depositary has determined that it will not accept any Shares for deposit under this facility created by the Registration Statement or deliver any of the ADS registered by the Registration Statement.

Since none of the ADSs registered by the Registration Statement have been sold and none will be sold, the registrant makes this application to withdraw the Registration Statement.

If you should have any questions about this application, please contact our counsel in this matter, Bruce R. Wilde of Emmet, Marvin & Martin, LLP, at (212) 238-3128.

Very truly yours,

Legal entity created by the agreement for the

issuance of American Depositary Shares

representing common shares of Sumco

Corp.

By:

The Bank of New York Mellon,

  as Depositary

By:  /s/ Michael F. Finck

Name:  Michael F. Finck

Title:  Managing Director

cc:  Bruce R. Wilde, Emmet

        Marvin & Martin, LLP

        bwilde@emmetmarvin.com

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